Exhibit (a)(5)

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FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces an extension and amendment of tender offer for Century Properties Fund XIX.

Moraga, Calif. (Market Wire)--December 1, 2006-- MPF-NY 2006, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF BLUE RIDGE FUND I, LLC; MPF SENIOR NOTE PROGRAM I, LP; MPF FLAGSHIP FUND 12, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF DEWAAY PREMIER FUND 3, LLC; AND MPF FLAGSHIP FUND 11, LLC; AND MACKENZIE PATTERSON FULLER, LP (the "Purchasers") have extended the expiration date with respect to their tender offer for units of limited partnership interests (the "Units") in Century Properties Fund XIX (the "Partnership"), pursuant to a letter to be mailed to unitholders as soon as practicable after the date of this release. The expiration date has been extended through December 22, 2006. The Offer Price has also been increased to $200 per Unit.

As of the date hereof, a total of 252 Units have been tendered by unitholders and not withdrawn. No other Units have been tendered to date.

Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplemental Letter to Unitholders, the Letter of Transmittal, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Unitholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x.224
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556